Exhibit 99.130

Consent of Independent Registered Public Accounting Firm

We consent to the use in this Registration Statement on Form 40-F of our report dated November 13, 2017 relating to the amended and restated consolidated financial statements of Canopy Growth Corporation (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph relating to the restatement of the consolidated financial statements for the year ended March 31, 2017) appearing in the Registration Statement.

/s/ Deloitte LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

May 15, 2018